

Mail Stop 3561

June 25, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Joseph G. NeCastro
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Avenue
Cincinnati, Ohio 45202

   **Re: The E.W. Scripps Company**
     **Form 10-K for the year ended December 31, 2007**
     **File No. 000-16914**

Dear Mr. NeCastro:

   We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Goodwill and Other Indefinite-Lived Intangible Assets, page F-6

1. We note your disclosure that, for purposes of performing the impairment test for goodwill under SFAS 142, your reporting units are Scripps Networks, newspapers, broadcast television, Shopzilla and uSwitch. We also note you state that your 2007 results included a write-down of goodwill totaling $312 million with respect only to uSwitch, with no impairment was identified for your other reporting units, such as your newspaper business. However, earlier on page F-6, you state that your newspaper business continues to operate in a difficult economic environment. This statement appears supported by the segment information in Note 18 of your financial statements, which shows the decline in segment profit of your newspaper business has accelerated from an 11% decline in 2006 over 2005, to a 25% decline in 2007 over 2006. We also note that several other newspaper companies have recently reported significant write-downs of goodwill, reflecting the difficult economic environment referenced in your filing. According to Note 10 to your financial statements, there was over $785 million of goodwill associated with your newspaper business at December 31, 2007. Please provide us with a summary of your most recent impairment analysis with respect to this goodwill. Please include the relevant assumptions underlying your analysis, tell us how these assumptions impact your financial projections, how these assumptions and projections have changed over the past three years, and how the projections used in the previous two years compare with the 11% and 25% declines in segment profit noted above. Include in this discussion how the spinoff of Scripps Networks Interactive impacted such projections. In addition, please provide us with any other information that you believe would assist us in our review, including how you believe the operations of your newspaper business may differ from the operations of other newspaper companies that have recently reported write-downs of their goodwill. We may have further comment after reviewing your response.

Financial Statements

Consolidated Statements of Income, page F-28

2. Please revise your 2007 presentation of weighted average shares outstanding on a diluted basis here and in Note 1 to your financial statements on page F-36 to comply

with paragraph 16 of SFAS 128. Specifically, you have included shares that are anti-dilutive due to the current period net loss.

3. As a related matter, please revise the title of these statements to indicate they are consolidated statements of "operations" as not all years are income-producing.

Note 1 – Summary of Significant Accounting Policies

Net Income Per Share, page F-36

4. We note that you include a table showing the computation of the number of basic and diluted weighted-average shares for each period presented, but you do not include any disclosure regarding your policy with respect to the determination of earnings (loss) per share. Please revise to disclose such policy, including how you account for potential common shares when you have a loss from continuing operations. Also, consider the need to file an Exhibit 11 regarding your computation of earnings (loss) per share. See Item 601(b) (11) of Regulation S-K.

Note 5 – Asset Write-Downs and Other Charges and Credits

Write-down of goodwill and other intangible assets, page F-38

5. Please revise your description of the goodwill impairment taken during the fourth quarter of 2007 to comply with the disclosure requirements of paragraph 46 of SFAS 142. You may want to consider adding disclosure similar to that found in your MD&A on page F-6. However, in this regard, your current disclosure on page F-6 should be clarified with respect to its reference to MD&A for additional information. Since your current disclosure on page F-6 is itself within MD&A, it is unclear where additional information can be found relating to the impairment charge for uSwitch.

Note 21 – Summarized Quarterly Financial Information (Unaudited), page F-56

6. Please revise your presentation of your fourth-quarter earnings (loss) per share. As noted in a previous comment, you have included shares that are anti-dilutive due to the current period net loss.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,


David R. Humphrey
Branch Chief